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                                                                       EXHIBIT 1

MULTIMEDIA K.I.D. ANNOUNCES FINANCIAL DIFFICULTIES AND VOLUNTARY DELISTING FROM NASDAQ December 20, 2000 - Multimedia K.I.D., Inc. (Nasdaq: MKID) announced today that it had run out of operating funds and that it has been unsuccessful in its attempts to raise additional working capital. All of the assets of the Company's operating subsidiary in Israel, Multimedia K.I.D. - Intelligence in Education Ltd., are subject to a lien in favor of its secured bank lender. The Company will discuss with the bank lender the future of the subsidiary's operations. These discussions could result in the appointment of a receiver in Israel for the subsidiary, the sale of the subsidiary's assets and/or the winding up of the subsidiary's operations. The Company cannot predict whether there will be any assets available for distribution to its shareholders after satisfaction of obligations to creditors of the Company and the subsidiary.

As previously reported in the Company's Form 10-QSB for the quarter ended September 30, 2000, on October 31, 2000, the Company received a letter from the Nasdaq Listing Qualification Division stating that it had failed to maintain a minimum bid price of $1.00 for over 30 consecutive days as required for continued listing on the Nasdaq SmallCap Market. The Company reviewed alternatives in an attempt to satisfy this listing requirement and concluded that, considering the Company's current stock price and the inability to secure additional financing, there were no feasible alternatives that could be implemented at this time in order to satisfy this listing requirement. Accordingly, upon request of the Company, effective at the close of trading on December 21, 2000, the Company will be delisted from the Nasdaq SmallCap Market.

Multimedia K.I.D. also announced today that Pessie Goldenberg has resigned as an officer and director, and that Yeshayahu (Shaike) Orbach had resigned as an officer, of the Company and its subsidiary. The Company has no current plans to replace either person. Mr. Orbach remains a director of the Company.

This release contains certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in Multimedia K.I.D.'s operations and business environment and could render actual outcomes and results materially different than predicted.



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